Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

To		To
The Israel Securities Authority	Tel Aviv Stock Exchange Ltd.	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Immediate Supplementary Report – Service Minutes Telephony Call - Clarifications to BSA + Telephony
Service Portfolio Directives

Tel Aviv, Israel – May 31, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (the “Company”) hereby provides an update concerning the description of the issue of wholesale telephony service in Section 2.16.4.4 of the Chapter on the Description of the Company’s Business in the Company’s 2019 Annual Report.

On May 27, 2020, the Company received a letter from the Israeli Ministry of Communications (the “Ministry”) regarding a matter involving a dispute between the Company and service providers “Partner” and “Cellcom” in respect of the interpretation of the service portfolio regarding the provision of additional services.

In accordance with the decision of the Ministry, which accepted the Company’s position on the matter, the telephony service offered by the Company to the service providers is a service that will enable the service provider to receive incoming calls and make outgoing calls, and enable the provision of all of the additional services to the basic telephony services provided by the infrastructure owner to its customers, while the additional services under the service portfolio are provided through the service provider’s switch, and the Company will not be obliged to offer the additional services through the switch it operates (except in the event that it is impossible to provide them through the service provider’s switch).

According to the Ministry’s notice, upon the completion of the performance of all of the operations required to provide the telephony service, the Company is required to update the Ministry as to when it will be prepared to provide the service as required in the service portfolio. As the Company has stated in its reports (including in the above-referenced Section 2.16.4.4), the Company has been prepared to provide a wholesale telephony service in a manner consistent with the Ministry’s decision under the notice since the beginning of 2019, and intends to act in accordance with the Ministry’s notice.

It should be noted that the Ministry’s letter states that the Ministry’s decision does not express an opinion regarding the Company’s compliance with the directives in respect of the telephony service, and it shall not prevent the Ministry from initiating supervisory and enforcement proceedings on this matter.

As the Company noted in its reports, in its estimation, the implementation of wholesale telephony, in general, may adversely affect its financial results. However, the Company is still unable to assess the extent of that impact, which may constitute a material impact, as that depends on many variables, including the scope of the demand for the service, the price levels of substitute products available in the market today (such as VOB service), and more.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.